UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Advanced Emissions Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00770C101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00770C101

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 634,369
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 634,369
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,369
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.0%
12.	Type of Reporting Person (See Instructions) OO, IA

Page 2 of 9 Pages

CUSIP NO. 00770C101

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 492,443
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 492,443
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 492,443
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 Pages

CUSIP NO. 00770C101

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 383,236
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 383,236
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,236
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.8%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 9 Pages

CUSIP NO. 00770C101

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 109,207
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109,207
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,207
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) PN

Page 5 of 9 Pages

CUSIP NO. 00770C101

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 634,369
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 634,369
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,369
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.0%
12.	Type of Reporting Person (See Instructions) IN

Page 6 of 9 Pages

CUSIP NO. 00770C101

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 634,369
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 634,369
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,369
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.0%
12.	Type of Reporting Person (See Instructions) IN

Page 7 of 9 Pages

CUSIP NO. 00770C101

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13G filed with the Securities and Exchange Commission on May 12, 2017 by the Reporting Persons (as defined below) relating to Advanced Emissions Solutions, Inc., a Delaware corporation (the “Issuer”), amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC (“CCM”);

•	Coliseum Capital, LLC (“CC”);

•	Coliseum Capital Partners, L.P. (“CCP”);

•	Coliseum Capital Partners II, L.P. (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 4.	Ownership

The information relating to the beneficial ownership of common stock, par value $0.001 (“Common Stock”) by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 21,089,470 shares of Common Stock outstanding as of November 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Commission on November 6, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☒

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP, CCP2 and a separate account managed by CCM (the “Separate Account”). CCP is the record owner of 383,236 shares of Common Stock, CCP2 is the record owner of 109,207 shares of Common Stock, and the Separate Account is the record owner of 141,926 shares of Common Stock.

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

COLISEUM CAPITAL MANAGEMENT, LLC

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

ADAM GRAY

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact